PUBLIC

[redacted]

15046337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling & Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Ave
(No. and Street)

Farmington (City) CT (State) 06032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent J. Dowling, Jr 860.676.8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent J. Dowling, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dowling & Partners Securities, LLC, as of February 24, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Notary Public

DENISE C. SCHAEFFER
Notary Public, State of Connecticut
My Commission Expires Sept. 30, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dowling & Partners Securities, LLC

Statement of Financial Condition
December 31, 2014

Dowling & Partners Securities, LLC
Index
December 31, 2014

Page(s)

Independent Auditor's Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3–6

pwc

Report of Independent Registered Public Accounting Firm

To Audit Committee of
Dowling & Partners Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Dowling & Partners Securities, LLC (the "Company") at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 25, 2015

Dowling & Partners Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 15,819,208
Deposits with clearing organization	250,000
Syndicate designations and Institutional research receivable	994,661
Commissions receivable	19,720
Securities owned, at fair value (Note 2)	7,822,528
Fixed assets (Note 4)	17,691
Other assets	136,189
	$ 25,059,997
Liabilities and Capital	
Liabilities	
Incentive compensation payable	$ 5,986,727
Accounts payable and accrued expenses	522,086
Securities sold not yet purchased	1,217,355
Distribution payable to Parent Company	4,333,829
Total liabilities	12,059,997
Member equity	13,000,000
	$ 25,059,997

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Business
Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). The Company initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA), and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and claims exemption from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2) (ii) under the Securities Exchange Act of 1934.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts of cash on hand and amounts due within 90 days from banks or with the Company's clearing broker.

Fixed Assets
Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material to the financial statements.

Securities
Securities owned and securities sold, but not yet purchased, are recorded on trade date and marked to market at the end of each month and consist primarily of corporate common and preferred stocks which are classified as trading securities and reported at fair value.

Short Sales
The Company may sell a security it does not own in as part of its trading activity. The Company in "selling short", sells borrowed securities that must at some date be repurchased and returned to the lender. The short sales are secured by the long portfolio and available cash. The Company is obligated to pay the prime broker interest based on the value of the securities sold short and any dividends declared on securities sold short.

Distributions to Parent Company
The Company declares distributions to the Parent Company no less than annually.

brylncome Taxes
The Company is disregarded as an entity separate from its owner, Dowling & Partners Holdings, LLC, for tax reporting purposes. As a result, Dowling & Partners Holdings, LLC is responsible for reporting the Company's net income and gains or losses and, accordingly, there is no provision for federal or state income taxes reflected in these financial statements.

2. Securities Owned

Securities owned consist of the following as of December 31:

Common stock	$ 6,353,218
Options	$ 20,400
Mutual Funds	1,448,910
	$ 7,822,528

3. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with ASC 820, *Fair Value Measurements and Disclosures* the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These other valuation techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, and estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Some derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instruments. As of and for the years ended December 31, 2014, the Company did not have any financial instruments that were fair valued using present value or other valuation techniques.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented to do purport to represent the underlying fair value of the securities.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2014 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned at fair value	$ 7,822,528	$ -	$ -
Securities sold not yet purchased	$ 1,217,355	$ -	$ -

During the year ended December 31, 2014 there were no transfers to or from Level 3 or between Level 1 and Level 2 securities. As of December 31, 2014, Level 1 securities included common stocks mutual funds and options.

The Company has no financial instruments carried at fair value on a nonrecurring basis.

4. Fixed Assets

Fixed assets consist of the following at December 31:

Equipment	$ 791,235
Furniture and fixtures	511,148
Leasehold improvements	28,056
	1,330,439
Accumulated depreciation	(1,312,748)
Total fixed assets	$ 17,691

5. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2014, uninsured cash and cash equivalent balances aggregated $15,143,183.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities' price increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The Company maintains a required deposit of at least

$250,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liabilities with regard to the right.

6. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness, or $2,500 per market made or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds requirements.

At December 31, 2014, the Company had net capital for regulatory purposes of $10,705,643 and a minimum net capital requirement of $710,908. The ratio of aggregate indebtedness to net capital was 1.00 to 1 at December 31, 2014.

7. Exemption from Rule 15c3-3

The Company claims exemption from the provisions of Rule 15c3-3 in accordance with Section k(2)(ii).

8. Related Party Transactions

The Company currently leases office space under cancellable leases from an entity owned by certain of the Parent Company's members.

9. Commitments & Contingencies

Lease Commitments

The Company leases certain of its offices under cancellable operating leases. Rent expense under these leases was approximately $335,571 for the year ended December 31, 2014.

Contingencies

The Company, in its capacity as a broker-dealer, may be subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management does not expect these or other matters to have an effect on the Company's results of operations or financial position.

10. Subsequent Events

As of February 25, 2015, the date in which the financial statements were available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2014, which requires recognition or disclosure in the financial statements.